SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                Commission File Number 1-3258

                         Lukens Inc.
    (Exact name of registrant as specified in its charter)

                    50 South First Avenue
             Coatesville, Pennsylvania 19320-0911
                        (610) 383-2000
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 Common Stock, $.01 Par Value
                    7.625% Notes Due 2004
          6.5% Medium-Term Notes, Series A, Due 2006
   (Title of each class of securities covered by this Form)


 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)      [ ]   Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(1)(ii)     [ ]   Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(i)      [ ]   Rule 12h-3(b)(2)(ii)        [ ]
Rule 12g-4(a)(2)(ii)     [ ]   Rule 15d-6                  [X]
Rule 12h-3(b)(1)(i)      [X]

          Approximate number of holders of record as of the certification
or notice date:  Common Stock, $.01 Par Value                 0
                 7.625% Notes Due 2004                        0
                 6.5% Medium-Term Notes, Series A, Due 2006   0

          Pursuant to the requirements of the Securities Exchange Act of 1934 Bethlehem Steel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 9, 1998                 By:  /s/ L. A. Arnett
                                        ----------------------------
                                        Name:  L. A. Arnett
                                        Title: Vice President and
                                                Controller